U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    E.I. DU PONT DE NEMOURS & CO.

2.  Name of person relying on exemption:
    AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND

3.  Address of person relying on exemption:
    11-15 Union Square, New York, NY   10003

(AMALGAMATED BANK LOGO)
Amalgamated Bank
America's Labor Bank                        PRESS RELEASE

FOR IMMEDIATE RELEASE                       Contact Julie Gozan
April 25, 2006                              315-477-7507

  AMALGAMATED BANK SEEKS REPORT ON PHASE-OUT OF PFOA AT DUPONT
            Shareholder Value Remains at Risk Due to
     Continued Use of Controversial Chemical, Investors Say

New York, NY - Investors will cast their votes tomorrow on a proposal by Amalgamated Bank's LongView Funds at the annual meeting of E. I. du Pont de Nemours and Company (NYSE: DD). The proposal, which appears as Item #6 in the proxy statement, urges the board of directors to issue a report setting forth options for an expedited phase-out of perfluorooctanoic acid (PFOA), a chemical processing aid used in the production of Teflon ( R ) and other products. The chemical has been linked to an array of potential health effects including cancer, liver damage, and birth defects.

The LongView Funds, which hold over 333,000 shares of DuPont, filed the proposal with other members of DuPont Shareholders for Fair Value, a investor coalition including the United Steelworkers and Sisters of Mercy of the Americas. "We hope that a report will bring increased transparency and will lead the board to take proactive steps toward a rapid phase-out," said Julie Gozan, Director of Corporate Governance for Amalgamated Bank.

In December 2005, DuPont entered into a settlement with the U.S. Environmental Protection Agency and paid a record fine of $16.5 million for failure to disclose human health effects of PFOA. Under the terms of the EPA agreement, DuPont committed to a gradual cap on the amount of PFOA in consumer products and emissions and to work toward new non-PFOA products over time.

"We recognize that through its agreement with the EPA, DuPont has committed to capping the amounts of PFOA in products," said Gozan. "Yet in our opinion, by failing to commit to an expeditious phase-out, the company has not taken sufficient steps to guard against liabilities, consumer concerns, reputational damage or market fluctuations related to production and use of this chemical."

A pending class action lawsuit seeking $5 billion in damages has been filed against DuPont alleging management's failure to disclose known risks of Teflon ( R ) to consumers, including issues associated with emissions of PFOA. In March 2005, the EPA proposed a rule requiring any company that manufactures certain new substances related to PFOA to file a pre-manufacture notice, based on the agency's assessment that it can no longer presume safety.

Founded in 1923, Amalgamated Bank invests workers' retirement savings through its LongView Funds. With $10 billion in assets under management, LongView works to enhance shareholder value through corporate governance reforms at portfolio companies. Amalgamated Bank is available online at www.AmalgamatedBank.com.
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